April 11, 2019

Jie Zhao
Chairman
WiMi Hologram Cloud Inc.
No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing the People's Republic of China 100020

       Re: WiMi Hologram Cloud Inc.
           Draft Registration Statement on Form F-1
           Submitted March 15, 2019
           CIK: 0001770088

Dear Mr. Zhao:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. We note that Mr. Zhao currently owns a significant portion of your ordinary shares.
       Please clarify whether the company will be a "controlled company" under the definition of the Nasdaq Capital Market after the offering and provide disclosure on the prospectus cover page and prospectus summary. If appropriate, add a risk factor that discusses the fact that your chief executive officer has the ability to exert significant control over you in light of his share ownership, including Class A ordinary shares which are entitled to 10 votes per share. In doing so, please acknowledge the risk that his interests may differ from other shareholders and holders of ADSs.
 Jie Zhao
FirstName LastNameJieInc.
WiMi Hologram Cloud Zhao
Comapany NameWiMi Hologram Cloud Inc.
April 11, 2019
April 2 2019 Page 2
Page 11,
FirstName LastName
Prospectus Summary
Overview, page 1

2. Please clarify whether the five billion views referred to here is a cumulative-to-date measure and if so, revise to disclose the period over which these views were made. In addition, consider including comparative information for fiscal 2017 and 2018.
3. You refer to 300 customers in 2018 for your AR Entertainment products here and 121 customers at December 31, 2018 for your AR Advertising Services on page 66.
         Considering your advertising services comprise the majority of your revenue, please provide a balanced discussion of the customers or other metrics used in analyzing this segment and explain how you define each measure. In addition, disclose the percentage of revenue generated from each segment in your prospectus summary.
4. Please disclose the date of the Frost and Sullivan report and indicate here that the report was commissioned by the company.
Risk Factors
Risks Related to Doing Business in China, page 34

5. Please add a risk factor that addresses the limitations on the ability of U.S. regulators to conduct investigations and inspections within China and a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officers. Such disclosure should address the risk U.S. stockholders face in:
           effecting service of process within the United States on your officers;
           enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
           enforcing judgments of U.S. courts based on civil liability provisions of the U.S.
             federal securities laws in foreign courts against your officers;
and
           bringing an original action in foreign courts to enforce liabilities based on the U.S.
             federal securities laws against your officers.
Capitalization, page 56

6. You state on page F-39 that your convertible preferred stock will automatically be converted of into Class B Ordinary Share upon the closing of a Qualified IPO. Please revise to clarify what is meant by Qualified IPO. Also, revise to reflect the conversion of such shares in the pro forma column of your Capitalization table or explain why you believe such revision is not necessary.
Corporate History and Structure, page 60

7. Please revise to disclose the principal shareholders of Beijing WiMi and their percentage ownership in both Beijing WiMi and the company. In addition, revise the organization chart to reflect that a contractual relationship exists between Hologram WiMi and Beijing
 Jie Zhao
FirstName LastNameJieInc.
WiMi Hologram Cloud Zhao
Comapany NameWiMi Hologram Cloud Inc.
April 11, 2019
April 3 2019 Page 3
Page 11,
FirstName LastName
         WiMi and that Beijing WiMi holds equity interests in each of its subsidiaries.
Contractual Arrangement with Our VIE and Its Shareholders, page 62

8. Please revise to clarify that Hologram WiMi's ability to purchase all or part of the equity interests and/or current or future assets in Beijing WiMi pursuant to the terms of the
         Exclusive Share Purchase and Exclusive Asset Purchase Agreements is subject to the necessary changes in PRC regulation. Similar revisions should be made in Note 1 to the financial statements.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Our Results of Operations, page 67

9. You state that revenue is typically based on a specific action such as cost per impression
         (CPM) or cost per action (CPA). Please provide the number, or percentage change, in clicks, impressions and actions for each period presented or tell us why you do not believe this information is useful to an investors understanding of your business. Refer to Item
         5.A of Form 20-F and Section III.B of SEC Release No. 33-8350. Liquidity and Capital Resources, page 71

10. Please revise to include a quantified discussion of the current statutory limits on your ability to make loans or capital contributions to your PRC subsidiary and VIE.
Critical Accounting Policies and Estimates
Business Combinations, page 78

11. We note that the majority of your goodwill is allocated to the AR Entertainment segments which has experienced a decline in revenue and gross profit during the year. Please revise here to include a discussion of the significant estimates and judgement used in evaluating goodwill for impairment. In addition, tell us the percentage by which fair value exceeds carrying value for each of your reporting units. To the extent any of your reporting units are at risk of failing step one of the goodwill impairment test, please further review to disclose the following:

             The percentage by which fair value exceeded carrying value as of the date of the most recent test;
             The amount of goodwill allocated to the reporting unit;
             A description of the methods and key assumptions used and how the key assumptions were determined;
             A discussion of the degree of uncertainty associated with the key assumptions; and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Refer to Item 5.D of Form 20-F and Section V of SEC Release 33-8350. In addition,
 Jie Zhao
WiMi Hologram Cloud Inc.
April 11, 2019
Page 4
         given the significance of goodwill to your financial condition, please revise to include a discussion of ASU 2017-04 in Note 2 to your financial statements. Internal Control of Financial Reporting, page 79

12. You state on page 28 that as of both December 31, 2017 and 2018, you and your independent registered public accounting firm identified two material weaknesses and certain control deficiencies in your internal control over financial reporting. Please revise to clarify that the material weaknesses and control deficiencies discussed here also existed at December 31, 2018 or explain.
Industry Overview, page 81

13. Please disclose the source of the statistical predictions regarding China's economic growth.
Business
Our Business, page 91

14. Please clarify the time period during which over 150 apps were published or docked on your 233 Game Platform and disclose how you define an annual active member.
Our Customers, page 99

15.      Please clarify how you define an active customer.
Principal Shareholders, page 122

16. Please disclose the portion of each class of securities held in the host country and the number of record holders in the United States. Refer to Item 4.a of Form F-1 and 7.A.2 of
         Form 20-F.
17. We note that the principal stockholder table calculates the percentage ownership of the
         Class A common stock based upon the total number of ordinary shares outstanding.
         Please revise to disclose the percentage of outstanding shares of each class owned by each major shareholder.
Consolidated Financial Statements
Note 1   Nature of Business and Organization, page F-7

18. You state there are 13 subsidiaries under consolidation of the VIE company; however,
FirstName LastNameJieon page F-8 an F-9 appear to list 14. Please explain and specifically your disclosures Zhao
Comapany NameWiMi Hologram is not listed as a wholly-owned subsidiary of Wimi Beijing in address why Korgas Wimi Cloud Inc.
       your organizational chart on page 61.
April 11, 2019 Page 4
FirstName LastName
 Jie Zhao
FirstName LastNameJieInc.
WiMi Hologram Cloud Zhao
Comapany NameWiMi Hologram Cloud Inc.
April 11, 2019
April 5 2019 Page 5
Page 11,
FirstName LastName
Note 12   Taxes
Deferred tax assets and liabilities   China, page F-37

19. We note from your disclosure on page F-26 that your VIEs reported a net income for the last two years. Please tell us how you determined that it is more likely than not that your deferred tax assets will not be realized such that a full valuation allowance was recorded.
         Refer to ASC 740-10-30-16 through 30-25.
Item 8. Exhibits and Financial Statement Schedules, page II-1

20. Please file the shareholders' voting rights proxy agreement, equity pledge agreement, spousal consent letters, exclusive business cooperation agreement, exclusive share purchase agreement, exclusive asset purchase agreement, and shareholder power of attorney as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of
         Regulation S-K.
General

21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
22. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Information Technologies
                                                               and Services
cc:      Ari Edelman